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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                          ---------------------------

                                  SCHEDULE 13D

          Under the Securities Exchange Act of 1934 (Amendment No. 1)


                           Cambridge SoundWorks, Inc.
                                (Name of Issuer)


                        Common Stock (without par value)
                         (Title of Class of Securities)


                                   132514100
                                 (CUSIP Number)

                          ----------------------------

                                 John Danforth
                       Vice President and General Counsel
                              Creative Labs, Inc.
                              1901 McCarthy Blvd.
                              Milpitas, CA  95035
                                 (408)428-6600

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                October 6, 1997
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.
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                                  SCHEDULE 13D

-------------------------------
CUSIP No. 132514100
-------------------------------

(1)  Name Of Reporting Persons S.S. or I.R.S. Identification No. of Above
     Persons

     Creative Technology Ltd.
--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group
     (a) / /
     (b) / /

--------------------------------------------------------------------------------
(3)  SEC Use Only

--------------------------------------------------------------------------------
(4)  Source of Funds

     WC
--------------------------------------------------------------------------------
(5)  Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                 / /

--------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization

     Singapore
--------------------------------------------------------------------------------
Number of       (7)  Sole Voting Power
Shares Bene-
ficially             1,169,608*
Owned  by       ----------------------------------------------------------------
Each Report-    (8)   Shared Voting Power
ing Person
With                  None
                ----------------------------------------------------------------
                (9)  Sole Dispositive Power

                     1,169,608*
                ----------------------------------------------------------------
                (10) Shared Dispositive Power

                     None
--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     1,169,608*
--------------------------------------------------------------------------------
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--------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

     / /
--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     28.8%*
--------------------------------------------------------------------------------
(14) Type of Reporting Person

     CO
--------------------------------------------------------------------------------

   * Includes 257,314 shares of Common Stock issuable upon exercise of a warrant held by the Reporting Person.

      This Amendment No. 1 to Schedule 13D ("Amendment No. 1") amends the Statement on Schedule 13D filed March 7, 1997 (the "Schedule 13D"), by Creative Technology Ltd., a Singapore Corporation ("Creative" or the "Reporting Person"), relating to the Common Stock, no par value (the "Shares"), of Cambridge SoundWorks, Inc., a Massachusetts corporation (the "Issuer"). Capitalized terms used herein and not defined have the same meanings ascribed to them in the
Schedule 13D.
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ITEM 4.   PURPOSE OF TRANSACTION

Item 4 is hereby amended by adding the following to the end of Item 4:

     On October 6, 1997, the Issuer announced that it is engaged in discussions with Creative regarding the possible acquisition of the Issuer by Creative. A copy of the press release issued by the Issuer on October 6, 1997 is filed herewith as Exhibit 1 and is incorporated herein by reference.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1       Press Release dated October 6, 1997.
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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                        CREATIVE TECHNOLOGY LTD.


                                        By:  /s/ Ng Keh Long
                                             -----------------------------
                                             Ng Keh Long
                                             Vice President, Corporate Treasurer
                                             and Acting Chief Financial Officer

Dated:  October 6, 1997
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                                 EXHIBIT INDEX
                                 -------------

Exhibit      Description
-------      -----------

1.           Press Release dated October 6, 1997